EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange The Israeli Securities Authority

Immediate Report - Labor Dispute - Pelephone

The Company hereby provides notification that on November 6, 2014, it was notified by its subsidiary, Pelephone Communications Ltd. ("Pelephone") that it had received a notice from the New General Federation of Labor declaring a labor dispute in accordance with the Settlement of Labor Disputes Law, 5717-1957, and of a strike as of November 21, 2014 onwards (hereinafter, the "Notice").

According to the Notice, the first item in dispute was the Company's demand to immediately terminate the employment of 200 employees, which is incorrect. This is also the case with respect to the other items in the Notice (restructuring and a heavy workload in Pelephone's business division).

Neither the Company and/or Pelephone is able, at the present stage, to evaluate the implications of the Notice.

The above information constitutes a translation of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.